Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 23, 2018 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that the annual general meeting of its shareholders will be held on Thursday, September 27, 2018, beginning at 11:00 am (Jersey time), at 22 Grenville, St Helier, Jersey JE4 8PX, Channel Islands.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2018, containing its annual consolidated financial statements for the financial year ended March 31, 2018 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on May 16, 2018. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 23, 2018.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (attention: Michael Lynam, telephone: +44 (0)1534 676 093) or Gopi.Krishnan@wns.com, attention: Gopi Krishnan

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 350+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2018, WNS had 38,227 professionals across 55 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Investors Contact:

David Mackey Investor Relations

david.mackey@wns.com